Exhibit 99.1

CAN-FITE ANNOUNCES FUND RAISING RESULTS IN SHELF OFFERING COMPLETED ON THE TEL AVIV STOCK EXCHANGE ON OCTOBER 23RD, 2013

Can Fite Bioharma Ltd. (the “Company”) is pleased to announce the results of a fund raising held today, October 23rd 2013, in accordance with the Company’s amended and restated Shelf Prospectus dated July 27, 2012 and October 22, 2013 (the “Shelf Report”).

1.	According to the Shelf Report, the Company has offered to the public up to 1,800,000 Ordinary Shares, nominal value NIS 0.25 each (the “Shares”), constituting 7.89% of the Company’s issued and outstanding capital after giving effect to the issuance, and 11.20% on a fully diluted basis.

2.	In addition, the Company has offered up to 1,350,000 Series 12 Options (the “Series 12 Options”), constituting 3.99% of the Company’s issued and outstanding capital, on a fully diluted basis after giving effect to the issuance, exercisable into Shares on each trading day, as of the date of their listing on the Tel Aviv Stock Exchange (the “TASE”) through October 22nd 2016 (inclusive), such that each Series 12 Option shall be exercisable into one Share, subject to the adjustments specified in Section 3.15 to the Shelf Report, and against an exercise price of NIS 15.29, not linked to the CPI. Each Series 12 Option that has not been exercised on or prior to October 22, 2016 shall be null and void and shall not grant to its owner any right whatsoever.

3.	The Shares, along with the Series 12 Options, has been offered to the public in 3,600 units by tender on the unit price, whose composition is as follows:

500 Shares	NIS 10.00 per Share
375 Series 12 Options	Without consideration

4.	The results of the tender dated October 23, 2013, according to the Shelf Report, are as follows:

4.1	In the tender, the Company received 229 orders to purchase 9,399 units in a total amount of NIS 53,905,900. The excess demand in the offering is 3 times.

4.2	The unit price determined in the tender is NIS 5,800.

4.3	Prior to the Company’s right to an additional allocation, specified in Section 2.6.5B to the Shelf Prospectus and Section 4 to the Shelf Report (the “Additional Allocation”), the results of the tender would have been as follows:

4.3.1	103 orders to purchase 3,284 units in the price higher than the price determined in the tender, would have been fully answered.

4.3.2	14 orders to purchase 391 units in the price determined in the tender, would have been partially answered according to allocation rate of approx. 80%.

4.3.3	112 orders to purchase 5,724 units in the price higher than the price determined in the tender, would have been rejected.

4.4	The amount of units, ordered in the unit price, or at a price higher than that, was bigger than the amount of the offered units, and therefore an overallotment was utilized. In accordance with the overallotment, the Company has used its right to the Additional Allocation, in which the Company has allocated 75 units to the offerees who submitted offers at the determined unit price. Therefore, the allocation in such issuance is as follows:

4.4.1	103 orders to purchase 3,284 units at a price higher than the price determined in the tender, were fully answered.

4.4.2	14 orders to purchase 391 units at the price determined in the tender were partially answered according to an allocation rate of 100%, so that in a total 391 units were answered.

4.4.3	112 orders to purchase 5,724 units at a price lower than the price determined in the tender were rejected.

4.5	The total gross amount to be obtained by the Company for the issuance of the securities offered to the public according to the Shelf Report, including the Additional Allocation, is NIS 21,315,000.

5.	The offering was not underwritten or secured by any underwriter.

The Company wishes to thank to the public for its participation in the offer.